Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

April 22, 2005

3.

News Release

May 4, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced the election of Mr. Richard J. Sharples as a Director, and the continuance of the Corporation into Alberta under the Business Corporations Act (Alberta).

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) is pleased to announce that at its Annual and Special Meeting held on April 22, 2005, the shareholders elected a new Director to the Board, Mr. Richard J. Sharples.  Mr. Sharples brings an extensive business background to the board, and is proficient at reading and understanding financial statements and budgets.  For 25 years, Mr. Sharples was a partner and manager of a large furniture store in Terrace, British Columbia.  He served a four-year term on the Board of the National Home Furnishing Association, and is Past President of the Terrace Chamber of Commerce.

The Directors of the Corporation are now:  Dr. Kenneth Powell, Michael Gossland, Philip Carrozza, Robert Roddick, and Richard Sharples.

The shareholders also approved the continuance of the Corporation out of British Columbia and into Alberta under the Business Corporations Act (Alberta), and Articles of Continuance have been filed with Alberta Registries to effect this change.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

May 4, 2005